Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Company:

Name of Subsidiary(1)	Place of Incorporation
Teavana Corporation	Georgia
ST Acquisition Company	Connecticut
Teavana International, Inc.	Georgia
Teavana Canada, Inc.	Canada
Teavana Franchising Corp.	Georgia
Teavana Gift Company	Colorado

(1)	100% of the equity of each listed subsidiary is owned either by the registrant or by a wholly-owned subsidiary of the registrant.